UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Amendment No. 6

Under the Securities Exchange Act of 1934

Encore Wire Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

292562105
(CUSIP Number)

Joseph B. Armes
Chairman of the Board
President and Chief Executive Officer

Capital Southwest Corporation
5400 Lyndon B. Johnson Freeway, Suite 1300
Dallas, Texas 75240

(972) 233-8242
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

9/26/2014
(Date of Event which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 292562105	13D	Page 2 of 4 Pages

1.	NAME OF REPORTING PERSONS (1) Capital Southwest Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC/AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐ Not Applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,026,337
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,026,337
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,026,337
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.95%
14.	TYPE OF REPORTING PERSON (see instructions) CO

This Amendment No. 6 ("Amendment No. 6") amends Amendment No. 5 to Schedule 13D filed on September 30, 2014 (the "Prior Filing").  The Prior Filing inadvertently omitted information under Item 5(c).  Amendment 6 amends Item 5(c) of the Prior Filing in its entirety.

Item 5.	Interest in Securities of Issuer

(c)	The transactions effected by CSWC during the 60 days prior to September 26, 2014 are set forth below.

Date of Sale	Amount of Common Stock Sold	Weighted Average Price (1)	Per Share Price Range
9/12/14	8,963	$41.4322	$41.07-$41.72
9/15/14	5,058	$41.2502	$41.00-$41.55
9/16/14	9,004	$41.0428	$40.68-$41.25
9/17/14	36,305	$40.7795	$40.25-$41.10
9/18/14	30,694	$40.4731	$40.10-$40.86
9/19/14	8,564	$40.1363	$40.00-$40.48
9/19/14	40,727	$39.1654	$39.00-$39.86
9/22/14	28,250	$39.0111	$39.00-$39.17
9/23/14	2,867	$38.7668	$38.61-$38.85
9/24/14	29,773	$38.4299	$38.09-$38.61
9/25/14	5,360	$38.0525	$38.00-$38.28
9/26/14	680	$38.0507	$38.00-$38.07
9/26/14	79,918	$37.3752	$37.00-$37.76

(1)  The prices disclosed in this column are weighted average prices.  Upon request, Capital Southwest Corporation undertakes to provide the staff of the Securities and Exchange Commission full information regarding the number of shares sold at each separate price.

SIGNATURES

The undersigned hereby certifies after reasonable inquiry, that to the best of his/her knowledge and belief, the information set forth in this statement is true, complete and correct.

Dated:  October 2, 2014

CAPITAL SOUTHWEST CORPORATION

By:	/s/ Joseph B. Armes
Joseph B. Armes
Chairman of the Board
President and Chief Executive Officer